Exhibit 77C

ADDITIONAL INFORMATION

Shareholder Meetings

At a special shareholders’ meeting held on March 18, 2013, shareholders of Gateway Trust voted for the following proposal:

1.	Election of Trustees for Gateway Trust:

Nominee	Voted “FOR”	Withheld	Total Votes
Charles D. Baker	236,579,323	1,441,565	238,020,888
Edmond J. English	236,601,158	1,419,730	238,020,888
David L. Giunta	236,620,843	1,400,045	238,020,888
Martin T. Meehan	236,449,051	1,571,837	238,020,888

In addition to the Trustees named above, the following also serve as Trustees of the Trust: Daniel M. Cain, Kenneth A. Drucker, Wendell J. Knox, Sandra O. Moose, Erik R. Sirri, Peter J. Smail, Cynthia L. Walker, Robert J. Blanding and John T. Hailer.